Exhibit 99.1

Organigram Increases Investment in Phylos After Successful Milestone Achievement

Organigram to advance the conversion of its grow rooms with custom designed, F1 Hybrid seeds

  Organigram expects to soon be able to begin low-cost production of high-potency, terpene-rich cultivars destined for various products and blends across its brand portfolio.
  Organigram is on track to convert more than 30% of its cultivation space in the Moncton facility to F1 Hybrid seed grow by end of FY24.
  The high-potency, terpene-rich, indoor-grown cultivars aim to reduce cost of cultivation by removing additional propagation, cloning and pre-vegetation steps.

TORONTO--(BUSINESS WIRE)--November 28, 2023--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the "Company" or "Organigram"), a leading licensed producer of cannabis, announced today that Phylos Bioscience Inc. (“Phylos”), a U.S. cannabis genetics company and provider of production ready seeds, has achieved the first milestone under the loan agreement entered into in May 2023 (the “Loan Agreement”) and has closed the second tranche under the Loan Agreement with Organigram advancing US$2.75 million to Phylos. This second tranche follows the initial tranche of US$3.25 million advanced in May 2023 for a total of US$6 million in senior secured convertible loans (“Convertible Loans”) currently outstanding.

Organigram’s ongoing trials using Phylos technology have resulted in highly-uniform, predictable, and fast-growing seedlings.

The milestone achieved so far consists of:

  1:1 THCV cultivar at 10%+ THCV potency – delivered
  3:1 THCV cultivar at target 18% THCV (16% minimum) – delivered
  2 THC aroma specific cultivars (in either Berry, Citrus, or Gas) – four delivered to date

“We have always strived to be at the forefront of innovation through our commitment to scientific excellence and rigorous research. Our investment in Phylos was driven by that commitment, and we are thrilled with the progress we have made and the benefits we are reaping from this strategic investment,” says Borna Zlamalik, Senior Vice President, R&D and Innovation at Organigram. “To further expand and capitalize on this investment in Phylos, we are preparing the development of additional breeding programs which aim to deliver a suite of high potency minor cannabinoid flower to complement the THCV flower, with a focus on key rare cannabinoids such as CBG, CBC, CBDV and THCP,” he added.

In August, Organigram launched its first lineup of whole-flower derived THCV products through the Company’s popular SHRED and newly re-launched Trailblazer brands enabled by the strategic investment in Phylos.

Convertible Loan Details

  After funding the second tranche, US$6 million of principal is outstanding and the Loan Agreement contains a commitment to fund up to an additional US$2 million no later than May 2025, upon the completion of certain milestones.
  The Convertible Loans will accrue paid-in-kind interest (“PIK”) at a rate of U.S. Prime + 3.5% (with an overall cap of 11%) subject to certain conditions. The maturity date of the Convertible Loans will be on the fifth anniversary of the Initial Closing Date subject to one-year extensions and subject to certain conditions. The Convertible Loans’ principal and payment-in-kind (PIK) interest outstanding are convertible into common share equity of Phylos under certain circumstances (including but not limited to federal legalization or decriminalization of cannabis in the United States).

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include Organigram Inc. a licensed producer of cannabis, cannabis-derived products and cannabis infused edibles in Canada.

Organigram is focused on producing high-quality cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend its global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

About Phylos Bioscience Inc.

Phylos is a cannabis genetics company focused on producing genetics for the highest quality varietals that can be grown at scale in a cost-effective way. Phylos owns and sells products that are legal under US and Canadian laws – seeds that the US Drug Enforcement Administration (“DEA”) has deemed are hemp and exempt from the CSA under US law – and intellectual property related to the seeds. Phylos supports commercial-scale cultivation with the industry’s first Production-Ready Seed™: premium, phenotypically stable, fully feminized F1 hybrid seeds that deliver exceptional flower quality, potency, vigor, and yield. Phylos also leverages its proprietary technologies and its cultivation, extraction, and formulation expertise to provide partners with unparalleled THCV genetics for natural, safe and effective ingredients.

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved and include statements regarding conversion of grow rooms and reduced cost of cultivation . Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Such risks include the factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries:
Max Schwartz
Director of Investor Relations
investors@organigram.ca
Organigram

For Media enquiries:
Megan McCrae
Senior Vice President of Marketing and Communications
megan.mccrae@organigram.ca
Organigram